ING Groep N.V.

Bijlmerdreef 106

1102 CT Amsterdam

P.O. Box 1800, 1000 BV Amsterdam

The Netherlands

August 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ING Groep N.V. Registration Statement on Form F-3, filed August 25, 2020 (File No. 333-248407)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-248407) (the “Registration Statement”) filed by ING Groep N.V. (the “Registrant”) on August 25, 2020.

Pursuant to Rule 473(c) of the U.S. Securities Act of 1933, as amended, please be advised that the Registrant is hereby filing a delaying amendment, prescribed by Rule 473(a) of the U.S. Securities Act of 1933, as amended, with respect to the Registration Statement, and hereby amends the face page of the Registration Statement, as filed with the Securities and Exchange Commission on August 25, 2020, in order to add the following language:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions in connection with this delaying amendment, please contact Evan Simpson of Sullivan & Cromwell LLP at +44 (0) 20 7959 8426.

ING GROEP N.V.

/s/ Kirsten Tuinstra
By: Kirsten Tuinstra
Title: Authorized Signatory

/s/ Pim Brouwer
By: Pim Brouwer
Title: Authorized Signatory